Exhibit 7.02

January 28, 2016

The Board of Directors

Agria Corporation

9/F Phase 1 Austin Tower, 22-26A Austin Avenue

Tsim Sha Tsui, Kowloon, Hong Kong

Dear Members of Board of Directors:

We, Mr. Guanglin Lai (the “Founder”), executive chairman of the board of directors (the "Board") of Agria Corporation (the "Company"), and Brothers Capital Limited, a British Virgin Islands company wholly owned by the Founder (the "Buyer Group"), are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares (the "Shares") of the Company not already owned by Buyer Group in a transaction (the "Acquisition") described below.

We believe that our proposed price provides an attractive opportunity to the Company's shareholders. This price represents a premium of 14.3% above the closing price of the Company's ADSs on January 27, 2016.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Consortium. We will form an acquisition vehicle for the purpose of implementing the Acquisition. Please also note that the Buyer Group is currently interested only in pursuing the Acquisition and is not interested in selling their shares in any other transaction involving the Company.

2.	Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$1.20 per American Depositary Share of the Company ("ADS", each representing two Shares), or US$0.60 per Share, in cash.

3.	Financing. We intend to finance the Acquisition with equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.	Due Diligence. The Buyer Group may decide to admit additional members and/or take advantage of third party debt financing, and such parties will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the "Definitive Agreements") expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D. We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	Process. We believe that the Acquisition will provide value to the Company's shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

8.	Advisors. We have engaged Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP as international legal counsel to the Buyer Group. The Buyer Group will engage additional legal, accounting and tax advisors in due course.

9.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, each of us would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of us. We look forward to speaking with you.

Sincerely,

Guanglin Lai	/s/ Guanglin Lai
Guanglin Lai

Brothers Capital Limited	By:	/s/ Guanglin Lai
	Name:	Guanglin Lai
	Title:	Director